UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 04, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **NOTIFICATION OF A CHANGE TO THE CREDIT RATING OF THE ISSUER**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/08)
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold" or "the Issuer")

NOTIFICATION OF A CHANGE TO THE CREDIT RATING OF THE ISSUER

S&P Global Ratings ("S&P") has on 2 July 2018 raised South African long-term national scale issuer, issue, and program ratings corporate issuers and affirmed the short-term ratings. The following changes apply:

	Rating To	Rating From
SA National Scale Rating	zaAAA/--/zaA-1+	zaAA/--/zaA-1+
Senior Unsecured Rating	zaAAA/--/zaA-1+	zaAA/--/zaA-1+
Subordinated Deferrable Rating	zaAA+/--/zaA-1+	zaAA-/--/zaA-1+

The rationale for the rating change is due to S&P recalibrating their mapping table for South Africa.

4 July 2018

Debt Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 04, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance